CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
UNAUDITED

For the three months ended March 31, 2018 and 2017

TABLE OF CONTENTS

Condensed Consolidated Interim Statements of Operations and Comprehensive Income	2

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Changes in Equity	4

Condensed Consolidated Interim Statements of Cash Flow	5

Notes to the Condensed Consolidated Interim Financial Statements	6-24

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2018 and 2017
(In thousands of United States Dollars, except dollar per share amounts)

		2018	2017
	Note	$	$
			Note 2(c)
Revenue	4	64,430	69,531
Cost of sales:
Production costs	5	(28,350)	(34,196)
Depreciation and depletion	14	(13,364)	(16,733)
Royalties	5	(3,221)	(3,477)
Total cost of sales		(44,935)	(54,406)
Income from mine operations		19,495	15,125
Exploration and evaluation expenditures		(125)	(186)
General and administrative expenses	6	(2,310)	(2,800)
Income from operations		17,060	12,139
Finance income		146	150
Finance expense	7	(5,343)	(4,339)
Foreign exchange gain (loss)		46	(393)
Income before income taxes		11,909	7,557
Current income tax expense	8	(197)	-
Deferred income tax (expense) recovery	8	(8,922)	103
Net income and comprehensive income for the period		2,790	7,660

Net income (loss) attributable to:
Common shareholders of the Company		2,109	7,675
Non-controlling interest	9	681	(15)
Net income for the period		2,790	7,660

Earnings per share attributable to common shareholders:
Basic		0.01	0.04
Diluted		0.01	0.04
Weighted average number of shares outstanding:
Basic	10	203,449,957	202,999,666
Diluted	10	203,449,957	209,840,744

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2018 AND DECEMBER 31, 2017
(In thousands of United States Dollars)

		March 31, 2018	December 31, 2017
	Note	$	$
Assets			Note 2(c)
Current assets
Cash and cash equivalents		38,565	49,330
Receivables		1,473	2,125
Inventories	11	48,428	33,887
Prepaid expenses and deposits		2,577	3,468
VAT receivable	12	8,082	5,070
		99,125	93,880
Non-current assets
Inventories	11	2,245	2,245
Reclamation deposit	13	1,851	1,837
Exploration and evaluation assets	14	13,085	13,085
Mineral properties, plant and equipment	14	607,891	597,738
		625,072	614,905
Total assets		724,197	708,785

Liabilities
Current liabilities
Accounts payable and accrued liabilities		50,571	47,916
Current portion of long-term debt	15	54,677	36,451
		105,248	84,367
Non-current liabilities
Long-term debt	15	102,701	119,240
Long-term incentive plan liability	17(b)	73	-
Asset retirement provisions		29,758	30,790
Deferred income tax liability	8	50,703	41,781
		183,235	191,811
Total liabilities		288,483	276,178

Equity
Common shareholders' equity
Share capital	16	561,441	561,441
Equity reserves	17	48,643	48,326
Accumulated deficit		(175,791)	(177,900)
Total common shareholders' equity		434,293	431,867
Non-controlling interest	9	1,421	740
Total equity		435,714	432,607
Total liabilities and equity		724,197	708,785
Gold Fields transaction	1
Subsequent event	16(c), 22
Commitments and contingencies	18, 19

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

“Peter Breese”	“Marcel de Groot”
Director	Director

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(In thousands of United States Dollars, except for number of common shares)

	Note	Number of shares	Share capital $	Equity reserves $	Accumulated deficit $	Non- controlling interest $	Total equity $
					Note 2(c)	Note 2(c)
Balance as at December 31, 2016		201,829,207	556,256	46,613	(183,676)	203	419,396
Issuance of common shares for:
Exercise of share-based options	17(a)	1,449,500	4,831	(1,754)	-	-	3,077
Share-based payments	17(a)	-	-	1,303	-	-	1,303
Net income (loss) and comprehensive income (loss) for the period		-	-	-	7,675	(15)	7,660
Balance as at March 31, 2017		203,278,707	561,087	46,162	(176,001)	188	431,436

Balance as at December 31, 2017		203,449,957	561,441	48,326	(177,900)	740	432,607
Share-based payments	17(a)	-	-	317	-	-	317
Net income and comprehensive income for the period		-	-	-	2,109	681	2,790
Balance as at March 31, 2018		203,449,957	561,441	48,643	(175,791)	1,421	435,714

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(In thousands of United States Dollars)

		2018	2017
	Note	$	$

			Note 2(c)
Operating activities:
Net income for the period		2,790	7,660
Adjustments for:
Depreciation and depletion	14	13,375	16,746
Finance expense	7	5,343	4,339
Deferred income tax expense (recovery)	8	8,922	(103)
Interest and other income		(146)	(150)
Share-based payments	17(a)	463	1,059
Unrealized foreign exchange gain		(214)	(790)
Operating cash flow before working capital changes		30,533	28,761
Change in non-cash working capital	20	(11,447)	(14,379)
Cash provided by operating activities		19,086	14,382

Investing activities:
Expenditures on mineral properties, plant and equipment	14	(26,668)	(26,050)
Interest received		134	76
Cash used in investing activities		(26,534)	(25,974)

Financing activities:
Shares issued for cash, net of share issuance costs	16(b)	-	3,077
Interest and associated withholding tax paid	15(a)	(3,402)	(2,865)
Cash provided by (used in) financing activities		(3,402)	212

Impact of foreign exchange on cash and cash equivalents		85	(89)

Decrease in cash and cash equivalents during the period		(10,765)	(11,469)
Cash and cash equivalents, beginning of period		49,330	59,675
Cash and cash equivalents, end of period		38,565	48,206

Supplemental cash flow information	20

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada, with its head office, principal address and registered and records office located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada. The Company’s principal project, the Asanko Gold Mine (“AGM”), which consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa, is being developed in three distinct phases. January 2016 saw Phase 1 of the AGM produce and pour its first gold and on April 1, 2016, the Company declared that Phase 1 of the AGM was in commercial production. A definitive feasibility study was released on June 5, 2017 in respect of Project 5M and Project 10M (formerly described as Phases 2A and 2B, respectively).

In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

Gold Fields Transaction

On March 29, 2018, the Company entered into certain definitive agreements (the “JV Transaction”) with a subsidiary of Gold Fields Limited (“Gold Fields”) upon the closing of which, among other things:

•	the Company and Gold Fields will each acquire a 50% interest in a newly formed entity (“JV Finco”); and

•

the Company and Gold Fields will each own a 45% interest in Asanko Gold Ghana Limited (“AGGL”), the Asanko subsidiary that currently owns the AGM, with the Government of Ghana continuing to retain a 10% free-carried interest in AGGL (the “Joint Arrangement”).

In consideration for its interests in JV Finco and the Joint Arrangement, the Company will contribute to JV Finco its intercompany loans receivable from AGGL at the time of closing. Of the Company’s contribution, $205.0 million will be capitalized into redeemable preference shares in JV Finco, with the balance being converted to equity.

In consideration for its interests in JV Finco and the Joint Arrangement, Gold Fields will:

•

upon closing of the JV Transaction, contribute $165.0 million to the JV entity, representing its initial redeemable share investment in JV Finco. The JV Transaction is expected to close before the end of Q3 2018; and

•

contribute an additional $20.0 million redeemable share investment to JV Finco based on an agreed Esaase development milestone but in any event no later than December 31, 2019. Once this contribution is received by JV Finco, it is to be repaid immediately to the Company as a redemption of $20.0 million of the redeemable preference shares held by the Company.

AGGL will use the total consideration received from the JV Transaction to repay in full all outstanding principal and accrued interest ($163.9 million) owing to Red Kite (see note 15(a)). There are no early repayment penalties associated with the Red Kite debt. Red Kite’s current gold offtake agreement and commensurate security will remain in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the offtake and pay the associated fee.

In addition to the $185.0 million in consideration, on April 4, 2018, Gold Fields purchased a 9.9% interest in the common shares of the Company via a private placement. Gold Fields purchased 22,354,657 common shares of the Company at $0.79 per common share, equal to the 5-day volume-weighted average price as of market close on March 27, 2018, for gross proceeds of $17.6 million (see note 16(c) and 22(a)).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations (continued)

In the event that the JV Transaction has not completed by July 1, 2018, when the first debt principal repayment is due to Red Kite, Gold Fields has agreed to provide a bridge loan of up to $20.0 million to Asanko, which can be drawn at Asanko’s sole discretion. The bridge loan will be credited towards Gold Fields’ initial redeemable share investment amount in JV Finco on closing. If closing does not complete for any reason, the bridge loan will be repayable, after written demand with a 30-day notice, at any time after six months from the date of advance of the bridge loan. If Asanko does not repay the bridge loan after the 30-day notice period, the bridge loan would be converted to common shares of the Company, up to the point where Gold Fields would own 19.9% of the issued and outstanding common shares of the Company, and the balance would be repaid in cash.

In connection with the JV Transaction, the Company expects to finalize the terms of the associated Joint Venture Agreement (the “JVA”), which will govern the management of the Joint Arrangement, during Q2 2018.

Under the proposed terms of the JVA, the Company is expected to remain the manager and operator of the Joint Arrangement and is expected to be paid an arm’s length fee for services rendered to the Joint Arrangement of $6.0 million per annum. A management committee will be formed, with equal representation from both Asanko and Gold Fields, to govern the operating and development activities of the Joint Arrangement. The JVA is therefore expected to establish joint control of the Joint Arrangement and, upon closing of the JV Transaction, the Company is expected to no longer retain control of the AGM. As the Joint Arrangement will be structured within the legal entity of Asanko Gold Ghana Limited, the Joint Arrangement is expected to represent a joint venture as defined under IFRS 11 – Joint Arrangements, and the Company is expected to commence equity accounting for its interest in the Joint Arrangement once the JV Transaction closes. The Company will therefore derecognize all the assets and liabilities of its Ghanaian subsidiaries, as well as the carrying amount of previously recognized non–controlling interests in Asanko Gold Ghana Limited upon closing of the JV Transaction. The Company will recognize the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retains in the Joint Arrangement. The Company expects to record a loss associated with the loss of control in the AGM.

Closing of the JV Transaction is expected to occur before the end of Q3 2018 and is subject to customary conditions precedent including that no material adverse events occur. Additionally, the JV Transaction is subject to approval by the Ghanaian Minister of Lands and Natural Resources.

2.	Basis of presentation

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2017, except as disclosed in note 2(c).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on May 8, 2018.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

Certain prior period numbers have been reclassified in order to conform to current year presentation.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Asanko Gold Ghana Limited (“Asanko Ghana”)	Ghana	90%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
Asanko Gold Exploration Ghana Limited	Ghana	100%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%

(c)	Accounting standards adopted during the period

The Company adopted the following new IFRS standards effective January 1, 2018. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2018; however, they did not impact the Company’s condensed consolidated interim financial statements.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The adoption of IFRS 15, applied retrospectively, did not have a significant impact on the recognition or measurement of the Company’s revenue from its customer. However, the adoption of IFRS 15 will result in a number of additional disclosures being included in the Company’s consolidated annual financial statements for the year ended December 31, 2018.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. During the second quarter of 2016, the Company had amended its a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) (see note 15). The amendment resulted in a deferral of the repayment of principal for a two-year period, with principal repayments having been agreed to commence on July 1, 2018. Under IAS 39, the amendment was considered to represent a modification of the previous DSFA. A deferral fee of $3.3 million was paid, deferred to the loan balance, and amortized along with previously deferred debt financing costs over the remaining life of the DSFA based on a revised effective interest rate of 10.9%.

Under the provisions of IFRS 9, the modification of the DFSA in Q2 2016 required the Company to retrospectively recalculate the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized in the consolidated statement of operations and comprehensive income as of Q2 2016. The gain or loss is calculated as the difference between the original contractual cash flows and the modified contractual cash flows discounted at the effective interest rate of the original financial liability as a result of the application of IFRS 9. The Company recognized a $3.2 million gain on modification of the DFSA as of Q2 2016.

The adoption of IFRS 9, applied retrospectively, had the following effect on the Statement of Financial Position as at January 1, 2017 and December 31, 2017 and on the Statement of Operations and Comprehensive Income for the three months ended March 31, 2017 and year ended December 31, 2017.

As at January 1, 2017

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

As at December 31, 2017

Three months ended March 31, 2017

	As reported for		Post-IFRS 9
	three months ended	Effect of adoption	Three months ended
	March 31, 2017	of IFRS 9	March 31, 2017

Statement of Operations and Comprehensive Income (Loss)
Finance expense	$(4,187)	$(152)	$(4,339)

Net income attributable to:
Common shareholders of the Company	7,812	(137)	7,675
Non-controlling interest	-	(15)	(15)

Share-based payments

Amendments to IFRS 2 – Share-based Payments (“IFRS 2”) clarified guidance on how to measure the fair value of the liability incurred in a cash-settled share-based payment. Previously, IFRS 2 did not include guidance on this subject matter and, therefore, diversity in practice existed between measuring the liability using the same approach as for equity-settled awards and using full fair value.

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments (i.e. the modified grant date method). Therefore, in measuring the liability market and non-vesting conditions are taken into account in measuring its fair value, and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions. The new requirements do not change the cumulative amount of expense that is ultimately recognized because the total consideration for a cash-settled share-based payment is still equal to the cash paid on settlement.

These amendments were effective January 1, 2018, but had no impact on the Company’s historic consolidated financial statements as the Company granted cash-settled share-based payments for the first time on February 6, 2018 (note 17 (b)).

(d)	Accounting standards and amendments issued but not yet adopted

The following standards and interpretations have been issued but are not yet effective as of March 31, 2018.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

3.	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in note 5 of the audited annual consolidated financial statements for the year ended December 31, 2017.

4.	Revenue

The Company sold 48,899 ounces of gold to Red Kite during the three months ended March 31, 2018, respectively, in accordance with an Offtake Agreement (note 15(b)) (three months ended March 31, 2017 - 57,812 ounces). Included in revenue is $0.2 million relating to by-product silver sales for the three months ended March 31, 2018 (three months ended March 31, 2017 - $0.2 million).

5.	Production costs by nature

The following is a summary of production costs incurred during the three months ended March 31, 2018 and 2017.

	Three months ended March 31,
	2018	2017
	$	$
Raw materials and consumables	14,826	13,830
Salary and employee benefits	5,529	5,542
Contractors (net of deferred stripping costs (note 14(b))	13,941	10,262
Change in stockpile, gold-in-process and gold dore inventories	(7,560)	1,901
Insurance, government fees, permits and other	1,383	2,141
Share-based payments	231	520
Total production costs	28,350	34,196

The Company is party to an operating lease for mining services performed at the AGM by a contractor. The lease term is until December 31, 2020 and there are no specific renewal terms attached to the lease.

All of the Company’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The Company’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

6.	General and administrative expenses

The following is a summary of general and administrative expenses incurred during the three months ended March 31, 2018 and 2017.

	Three months ended March 31,
	2018	2017
	$	$
Wages, benefits and consulting	1,189	1,100
Office, rent and administration	208	341
Professional and legal	449	380
Share-based payments	214	544
Travel, marketing, investor relations and regulatory	238	405
Other	12	30
Total	2,310	2,800

7.	Finance expense

The following is a summary of finance expenses incurred during the three months ended March 31, 2018 and 2017. The adoption of IFRS 9 on January 1, 2018 impacted the comparative period disclosures in the table below – refer to note 2(c).

	Three months ended March 31,
	2018	2017
	$	$
Interest charges on Red Kite loan and associated withholding taxes (Note 15(a))	(5,128)	(4,175)
Accretion charges on asset retirement provisions	(215)	(164)
Total	(5,343)	(4,339)

8.	Income tax

Income taxes are assessed based on annual results and, accordingly, determining the tax expense for an interim period involves estimating the likely effective tax rate for the year. Income tax expense cannot be exactly calculated until the end of the financial year when all allowances and taxable items are known. Consequently, calculating income taxes on the basis of the results of an interim period, in isolation, could result in recognizing a tax expense that is inconsistent with the manner in which tax is ultimately borne by the Company. Therefore, the calculation of the effective tax rate has been based on an estimate of the tax expense for the current fiscal year expressed as a percentage of the expected accounting profit or loss. This percentage is then applied to net income (loss) for the current interim period, and the resulting tax expense is recognized rateably over the year as a whole.

The deferred tax expense recognized for the three months ended March 31, 2018 of $8.9 million arose due to timing differences with respect to tax and accounting depreciation on the Company’s mineral properties, plant and equipment (three months ended March 31, 2017 – deferred tax recovery of $0.1 million).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

9.	Non-controlling interest

$
Note 2(c)
Balance, December 31, 2016	203
Net earnings attributable to non-controlling interest	537
Balance, December 31, 2017	740
Net earnings attributable to non-controlling interest	681
Balance, March 31, 2018	1,421

The AGM is wholly-owned by Asanko Ghana. The Government of Ghana holds a 10% free-carried interest in Asanko Ghana; this is considered to be a non-controlling interest in Asanko Ghana. At March 31, 2018, Asanko Ghana has an income surplus in the pool from which dividends can be paid. In accordance with the Company’s accounting policy for non-controlling interests, the Company has allocated $0.7 million of Asanko Ghana’s net earnings to the non-controlling interest for the three months ended March 31, 2018 (three months ended March 31, 2017 – loss of $15 attributed to non-controlling interest).

10.	Earnings per share attributable to common shareholders

For the three months ended March 31, 2018, the calculation of basic and diluted earnings per share is based on the following data:

	Three months ended March 31,
	2018	2017
Earnings ($)
Net income attributable to common shareholders	2,109	7,675

Number of shares
Weighted average number of ordinary shares - basic	203,449,957	202,999,666
Effect of dilutive share options and warrants	-	6,841,078
Weighted average number of ordinary shares - diluted	203,449,957	209,840,744

Excluded from the calculation of diluted weighted average shares outstanding for the three months ended March 31, 2018 were 15,168,625 share-based options and 4,000,000 share-purchase warrants that were determined to be anti-dilutive.

Excluded from the calculation of diluted weighted average shares outstanding for the three months ended March 31, 2017 were 2,812,642 share-based options that were determined to be anti-dilutive.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

11.	Inventories

	March 31, 2018	December 31, 2017
	$	$
Gold dore on hand	3,469	4,070
Gold-in-process	730	1,131
Ore stockpiles	31,889	17,244
Materials and spare parts	14,585	13,687
Total inventories	50,673	36,132

Less non-current inventories:
Ore stockpiles	(2,245)	(2,245)
Total current inventories	48,428	33,887

No inventory has been recognized at net realizable value as at March 31, 2018 or December 31, 2017.

12.	VAT receivable

The Company recognizes VAT receivable on the purchase of goods and services in Ghana equal to the total of all VAT returns filed with the GRA less associated refunds.

As of March 31, 2018, VAT receivable of $8.1 million has been recognized (December 31, 2017 - $5.1 million).

13.	Reclamation deposit

The Company is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and comprised a Reclamation Deposit in the amount of $1.7 million and a bank guarantee of $6.8 million. The Reclamation Deposit accrues interest and is carried at $1.9 million at March 31, 2018 (December 31, 2017 - $1.8 million).

The Company deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the Company and the EPA. The Reclamation Deposit matures annually, but the Company is required to reinstate the deposit until receiving a final reclamation completion certificate from the EPA. The Company is expected to be released from this requirement 45 days following the third anniversary of the date that the Company receives a final completion certificate.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

14.	Mineral properties, plant and equipment

	Mineral interests
	Depletable $	Non- depletable $	Exploration and evaluation assets $	Plant, buildings and equipment $	Assets under construction $	Corporate assets $	Total $
Cost
As at December 31, 2016	146,145	89,089	12,757	340,962	7,341	723	597,017
Additions	73,486	6,244	328	7,032	39,274	23	126,387
Changes in rehabilitiation provision	4,970	(204)	-	-	-	-	4,766
Reclassification of VAT recoverable	2,629	-	-	-	-	-	2,629
Transfers	17,127	(16,592)	-	18,677	(19,212)	-	-
As at December 31, 2017	244,357	78,537	13,085	366,671	27,403	746	730,799
Additions	27,093	-	-	582	3,182	-	30,857
Changes in rehabilitation provision	(779)	(468)	-	-	-	-	(1,247)
Transfers	7,978	(4,460)	-	2,347	(5,865)	-	-
As at March 31, 2018	278,649	73,609	13,085	369,600	24,720	746	760,409

Accumulated depreciation and depletion
As at December 31, 2016	(23,405)	-	-	(31,793)	-	(575)	(55,773)
Depreciation and depletion	(42,354)	-	-	(21,808)	-	(41)	(64,203)
As at December 31, 2017	(65,759)	-	-	(53,601)	-	(616)	(119,976)
Depreciation and depletion	(12,204)	-	-	(7,246)	-	(7)	(19,457)
As at March 31, 2018	(77,963)	-	-	(60,847)	-	(623)	(139,433)

Net book value
At December 31, 2017	178,598	78,537	13,085	313,070	27,403	130	610,823
As at March 31, 2018	200,686	73,609	13,085	308,753	24,720	123	620,976

Depreciation and depletion for the three months ended March 31, 2018 includes $11 of depreciation included in general and administrative expenses (three months ended March 31, 2017 - $13).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

14.	Mineral properties, plant and equipment (continued)

(a)	Mineral interests and plant, buildings and equipment

Depletable mineral interests consist of the pits currently being mined by the Company, while non-depletable mineral interests consist of the pits not currently being mined by the Company. Other property, plant and equipment costs related to the construction of non-operating pits of the AGM and the overland conveyor and upgrades to the processing plant are classified as Assets under construction until such time the assets are available for and put into use, at which time the assets will be classified as Plant, buildings and equipment and depreciated in accordance with the Company’s accounting policy for the respective asset class.

(b)	Deferred stripping

During the three months ended March 31, 2018, the Company deferred a total of $26.1 million of stripping costs to depletable mineral interests (three months ended March 31, 2017 - $12.2 million). Depletion expense of $2.5 million for the three months ended March 31, 2018 was charged on deferred stripping assets during the period and was recorded in cost of sales (three months ended March 31, 2017 - $3.8 million).

(c)	Asset acquisitions

During the third quarter of 2017, the Company completed the acquisition of the Miradani Gold Project (the "Miradani Project"), which is located adjacent to the AGM. Covering an area of approximately 15km2, the Miradani Project is on an existing mining lease (valid until May 2025) which may enable potential mineral resources to be accelerated to production. The northern boundary of the concession is located approximately 5.5km south of the AGM’s processing plant. The purchase price was paid for in cash and recognized on the balance sheet within exploration and evaluation assets. Future production from the Miradani Project is subject to a 5% royalty payable to the Government of Ghana.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

15.	Long-term debt

(a)	Long-term debt

	March 31, 2018	December 31, 2017
	$	$
		Note 2(c)
Gross proceeds	150,000	150,000
Accrued interest	13,894	13,894
Loan obligation	163,894	163,894

Deferred financing costs	(16,475)	(16,475)
Interest and withholding taxes paid	(36,347)	(33,197)
Loan accretion	49,536	44,699
Gain on loan modification	(3,230)	(3,230)
Total debt	157,378	155,691

Current portion of debt	54,677	36,451
Non-current portion of debt	102,701	119,240

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which was fully drawn for a total of $150.0 million plus $13.9 million in unpaid interest that was accrued up to May 2016 (when the loan was modified; see below). The debt is carried at amortized cost and was recorded net of unamortized financing fees of $16.5 million. Interest on the DSFA is calculated on a quarterly basis at a rate of LIBOR +6%, subject to a 1% minimum LIBOR rate which creates an interest rate floor. Interest is paid in advance at the beginning of each quarter. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. The DSFA is fully secured by shares of the Company’s Ghanaian subsidiaries.

During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly instalments, with the last repayment on July 1, 2020. The Company continues to pay quarterly interest in advance on the loan facility during the principal deferral period. There were no other changes to the existing debt facility terms. In accordance with IFRS 9, the Company retrospectively recalculated the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized upon adoption of IFRS 9 as of January 1, 2017 (see note 2(c)). A deferral fee of 2% of the loan principal, being $3.3 million, was paid in the second quarter of 2016 commensurate with signing the amendment. The deferral fee was deferred to the loan balance and is being amortized with previously deferred debt financing costs over the remaining life of the DSFA.

Prior to April 1, 2016, all interest and accretion costs were capitalized to assets under construction. Commensurate with the declaration of commercial production, all interest and accretion costs are now charged to the consolidated statement of operations and comprehensive income (loss). During the three months ended March 31, 2018, $4.8 million of finance expense was recorded at a weighted-average effective interest rate of approximately 12.8% (three months ended March 31, 2017 - $3.9 million at a weighted-average effective interest rate of approximately 12.2%) .

Additionally, during the three months ended March 31, 2018, the Company paid $3.1 million in interest to Red Kite and $0.3 million in withholding taxes to the GRA in respect of the Red Kite loan (three months ended March 31, 2017 - $2.9 million).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

15.	Long-term debt (continued)

The first three principal repayments on the DSFA of $18.1 million each are due in July 2018, October 2018 and January 2019, respectively. Accordingly, these principal repayments have been classified as a current liability as at March 31, 2018. However, on February 22, 2018, the Company agreed to a new term sheet with Red Kite (the “RK Term Sheet”), whereby the Company would be able to defer the repayment of principal associated with the long–term debt by up to three years (repayment commencing on July 2021), subject to certain fees, terms and conditions. An initial one–year deferral is subject primarily to fees and the finalization of definitive documentation, while a further two–year deferral is subject to additional customary conditions precedent which would have to be complied with by June 30, 2019.

(b)	Offtake agreement

In addition to the DSFA, the Company entered into an Offtake Agreement with Red Kite with the following details:

-	Sale of 100% of the future gold production up to a maximum of 2.22 million ounces to Red Kite;

-	Red Kite to pay for 100% of the value of the gold ten business days after shipment;

-	A provisional payment of 90% of the estimated value will be made one business day after delivery;

-	The gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine; and

-	Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the DSFA as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

As of March 31, 2018, 411,638 ounces have been delivered to Red Kite under the offtake agreement (March 31, 2017 - 214,472 ounces).

The Offtake Agreement will not be affected by the JV Transaction (note 1) and will remain in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the offtake and pay the associated fee.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

16.	Share capital

(a)	Authorized:

-	Unlimited common shares without par value or restrictions; and

-	Unlimited preferred shares without par value or restrictions.

(b)	Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2016	201,829,207	556,256
Issued pursuant to exercise of share-based options (note 17(a))	1,620,750	5,185
Balance, December 31, 2017	203,449,957	561,441
Issued pursuant to exercise of share-based options (note 17(a))	-	-
Balance, March 31, 2018	203,449,957	561,441

(c)	Private Placement

On April 4, 2018, in connection with the JV Transaction, Gold Fields acquired a 9.9% interest in the Company through a private placement. Under the private placement, the Company issued 22,354,657 common shares of Asanko at a price of approximately $0.79 (C$1.01) per share for gross proceeds of $17.6 million. Concurrent with the completion of the private placement, the Company entered into an investor rights agreement with Gold Fields which provides certain rights to Gold Fields to participate in future Asanko share issuances in order to maintain its 9.9% shareholding for a period of up to five years (see notes 1 and 22(a)).

17.	Equity reserves

(a)	Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 9% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. On May 22, 2017, the Company amended its share-based option plan. All options granted prior to this date vest 25% on the date of grant and 12.5% every three months thereafter for a total vesting period of 18 months. Any options granted subsequent to May 22, 2017 vest 33% every twelve months following the grant date for a total vesting period of three years.

On February 6, 2018, the Company granted 2,590,000 stock options with an exercise price of C$1.07 per option.

During the three months ended March 31, 2018, the Company recognized share-based payments expense of $0.3 million, of which $17 was capitalized to mineral properties (three months ended March 31, 2017 - $1.3 million share-based payment expense, of which $0.2 million was capitalized to mineral properties).

The following table is a reconciliation of the movement in share-based options during the period:

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Equity reserves (continued)

		Weighted average
	Number of Options	exercise price
		C$
Balance, December 31, 2016	14,591,750	2.54
Granted	3,374,000	3.64
Exercised	(1,620,750)	2.75
Cancelled/Expired	(3,766,375)	3.53
Balance, December 31, 2017	12,578,625	2.52
Granted	2,590,000	1.07
Balance, March 31, 2018	15,168,625	2.27

The fair value of the share-based options granted is determined using the Black Scholes pricing model. For all grants during the three months ended March 31, 2018, the expected life, dividend yield and forfeiture rate were 3.61 years, nil and 2.56%, respectively. For all grants during the three months ended March 31, 2017, the weighted average expected life, dividend yield and forfeiture rate were 3.43 years, nil and 0.83%, respectively. Other conditions and assumptions were as follows:

		Weighted	Weighted	Weighted	Weighted average
	Number of	average exercise	average risk-free	average	Black-Scholes
	options	price	interest rate	volatility	value assigned
Period		C$			C$
Year ended December 31, 2017	3,374,000	3.64	1.55%	64.95%	1.42
Three months ended March 31, 2018	2,590,000	1.07	2.35%	68.76%	0.51
Three months ended March 31, 2017	2,884,000	3.98	1.54%	64.73%	1.53

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Equity reserves (continued)

The following table summarizes the share-based options outstanding and exercisable as at March 31, 2018:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	5,150,000	3.91	1.46	2,185,000	2.70	1.97
C$2.01-C$3.00	7,196,625	1.29	2.17	7,185,375	1.28	2.17
C$3.01-C$4.00	2,652,000	3.91	3.97	2,012,125	3.91	3.97
C$4.01-C$5.00	170,000	3.32	4.38	161,250	3.30	4.35
	15,168,625	2.66	2.27	11,543,750	2.04	2.48

(b)	Restricted Share Units (“RSU”)

The Company has an approved Restricted and Performance Share Unit Cash Plan (the “Plan”). Under the Plan, the Company may grant share units from time to time to its directors, officers and employees. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive a cash payment equal to the fair market value of a common share at the vesting date. The Board shall, at its sole discretion, determine any and all vesting conditions of granted RSUs.

On February 6, 2018, the Company issued 2,305,830 RSUs to directors, officers and employees of the Company. These RSUs vest in three equal tranches over a service period of three years.

The RSUs granted are cash-settled awards and, therefore, represent a financial liability which is required to be marked-to-market at each reporting period-end with changes in fair value recognized in the Statement of Operations and Comprehensive Income. As at March 31, 2018, the Company recognized a financial liability for cash-settled RSUs of $0.2 million (December 31, 2017 - $nil) and a corresponding share-based compensation expense for the three months ended March 31, 2018 (three months ended March 31, 2017 - $nil). For all RSUs granted during the three months ended March 31, 2018, the estimated forfeiture rate was 2.56%.

The financial liability associated with the cash-settled awards is recorded in accounts payable and accrued liabilities, for amounts expected to be settled within one year, and a separate non-current liability for amounts to be settled in excess of one year.

(c)	Warrants

On December 21, 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in conjunction with the drawdown of the final $20.0 million of the loan facility (note 15(a)). The warrants have an exercise price of $1.83 and expire three years from the date of issuance. All of these warrants remain outstanding as of March 31, 2018.

18.	Commitments and contractual obligations

As at March 31, 2018, the Company had contractual obligations totaling $184.8 million relating to long-term debt (December 31, 2017 - $186.3 million). Contractual obligations related to long-term debt are subject to changes in the three-month LIBOR rate. Prepayment terms allow the Company to prepay the long-term debt, with no penalty, in whole or in part at any time. As at March 31, 2018, the long-term debt had a face value of $163.9 million (December 31, 2017 – $163.9 million) (note 15(a)). In addition, the Company is a party to certain construction and engineering contracts relating to the operation of the AGM.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

18.	Commitments and contractual obligations (continued)

The following table illustrates the Company’s contractual obligations as they fall due as at March 31, 2018:

				At March 31,	At December 31,
	Within 1 year	1 - 5 years	Over 5 years	2018	2017
Long-term debt and related interest and withholding tax payments	67,148	117,608	-	184,756	186,270
Accounts payable and accrued liabilities	50,480	-	-	50,480	47,916
Asset retirement provisions (undiscounted)	-	1,367	44,424	45,791	45,526
Long-term incentive plan (cash-settled awards)	91	73	-	164	-
Mine operating/construction and other service contracts and open purchase orders	11,168	81	-	11,249	17,431
Total	128,887	119,129	44,424	292,440	297,143

19.	Contingencies

Except as set forth below, there are no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, which any of the Company's property is or was subject to.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defense on November 12, 2012. Godbri subsequently amended its claim in January 2013 and again in March 2013, after which both the Company and Adansi Ghana filed further defenses. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without merit. Godbri has taken no further steps in the suit since June 2013. The Company has not reserved any amount of expense or liability in connection with the claim.

20.	Supplemental cash flow information

The following table discloses non-cash transactions impacting the statement of cash flows:

	Three months ended March 31,
	2018	2017
	$	$
Change in asset retirement provisions included in mineral properties, plant and equipment	(1,247)	384
Change in accounts payable related to mineral properties, plant and equipment	4,163	(1,079)
Reclassification to (from) mineral properties, plant and equipment from (to) VAT receivable	-	771
Share-based compensation included in mineral properties, plant and equipment	17	244

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

20.	Supplemental cash flow information (continued)

Changes in non-cash working capital consist of the following:

	Three months ended March 31,
	2018	2017
	$	$
Receivables	651	(10,830)
VAT receivable	(3,161)	(3,977)
Prepaid expenses	896	1,587
Inventories	(8,458)	(1,326)
Accounts payable and accrued liabilities	(1,375)	167
Total	(11,447)	(14,379)

21.	Segmented information

Geographic Information

The Company has two reportable operating segments determined by geographical location. Ghana is the Company’s only segment with mining operations at present; Canada acts as a head office function. All revenues were derived from the mining and sale of precious metals to Red Kite under an offtake agreement (note 15(b)).

Geographic allocation of total assets and liabilities

March 31, 2018	Canada	Ghana	Total
	$	$	$
Total assets	25,161	699,036	724,197
Total liabilities	1,099	287,384	288,483

December 31, 2017	Canada	Ghana	Total
	$	$	$
Total assets	27,729	681,056	708,785
Total liabilities	1,704	274,474	276,178

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

21.	Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income

For the three months ended:

March 31, 2018
	Canada	Ghana	Total
	$	$	$
Revenue	-	64,430	64,430
Net income (loss) before tax	(2,742)	14,651	11,909
Current income tax expense	(178)	(19)	(197)
Deferred income tax expense	-	(8,922)	(8,922)
Net income (loss) after tax	(2,920)	5,710	2,790

March 31, 2017
	Canada	Ghana	Total
	$	$	$
Revenue	-	69,531	69,531
Net income (loss) before tax	(2,500)	10,057	7,557
Current income tax expense	-	-	-
Deferred income tax recovery	-	103	103
Net income (loss) after tax	(2,500)	10,160	7,660

22.	Subsequent event

On April 4, 2018, in connection with the JV Transaction (note 1), Gold Fields acquired a 9.9% interest in the Company through a private placement. Under the private placement, the Company issued 22,354,657 common shares of Asanko at a price of approximately $0.79 (C$1.01) per share for gross proceeds of $17.6 million. Concurrent with the completion of the private placement, the Company entered into an investor rights agreement with Gold Fields which provides certain rights to Gold Fields to participate in future Asanko share issuances in order to maintain its 9.9% shareholding for a period of up to five years.